FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

Additional risk management
disclosures

Appendix 3 Additional risk management disclosures (continued)

Except as otherwise indicated by an asterisk (*), the information in Appendix 3 - Additional risk management disclosures has been reviewed by the Group's external auditor.

Country risk

Background*
In this Appendix, further details are provided of the Group's exposure to five eurozone countries, namely Greece, Ireland, Portugal, Spain and Italy, as these countries have been the focus of investor concern.

During these times of increased stress, the Group is working proactively with its clients in these five eurozone countries in order to manage both relationships and exposure. Additionally, the Group is managing its sovereign exposures closely.

As a result of the deterioration in Greece's fiscal position and the announcement of the proposals to restructure Greek sovereign debt, the Group has recognised an impairment in respect of Greek government bonds. Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 30 June 2011.

Key points*

Republic of Ireland: Major local operation, largely through Ulster Bank (split roughly equally between corporate and retail exposure). Some additional exposure through GBM (mostly derivatives and debt securities).

●	Central and local government: Modest exposure, including £93 million of AFS debt securities (AFS reserves £57 million) and HFT long and short positions of £84 million and £40 million respectively.

●
Other banks and financial institutions: Exposure including derivatives and reverse repos of £1.6 billion, most of which is collateralised, HFT long position of £387 million and short positions of £42 million, AFS securities of £304 million (AFS reserves £45 million), and lending of £459 million.

●
Corporate: Exposure largely consisting of lending which is concentrated in commercial real estate, with a majority of the exposures in Non-Core. Outside of this, corporate exposures are diversified across a range of customers, including subsidiaries of foreign-owned corporations and government-owned utilities and across a wide range of sectors, including manufacturing and services.

●	Personal: Lending of £20.8 billion, predominantly consisting of residential mortgages.

●	Contingent liabilities and commitments: Amounted to £3.7 billion, of which £2.2 billion corporate customers.

* not reviewed

Appendix 3 Additional risk management disclosures (continued)

Country risk (continued)

Key points* (continued)

Spain: Primarily lending to major investment grade corporations. AFS debt securities of covered bonds.
●
Central and local government: Net HFT short positions of £997 million, consisting of long positions of £1.1 billion and short positions of £2.1 billion. Modest AFS position of £91 million (AFS reserves £49 million).

●
Other banks and financial institutions: AFS covered bonds of £6.7 billion (AFS reserves £1,191 million), issued by Spanish banks and financial institutions. Collateralised derivatives and reverse repos of £1.6 billion.  Lending exposure to banks up by £939 million in H1 2011 to £1.2 billion, reflecting seasonal increases in loans, settlement balances and money market positions to banks within existing credit lines.

●
Corporate: Lending essentially unchanged at £6.8 billion. Core exposure is to large international corporations and local corporations with strong business profiles, generally infrastructure, utilities and TMT companies. Diversified product mix.

●	Personal: Lending relatively stable at £405 million.

●	Contingent liabilities and commitments: Amounted to £2.6 billion, of which £2.2 billion corporate customers.

Italy: GBM hub country with relationships with large companies, banks and financial institutions and primary dealing activity.
●
Central and local government: HFT long position of £7.0 billion against a short position of £5.2 billion. AFS securities of £955 million (AFS reserves £90 million). Lending, derivatives and contingent exposures all minimal.

●	Other banks and financial institutions: Exposure comprised of derivatives and reverse repos of £1.7 billion, largely collateralised, along with lending of £1.1 billion.

●	Corporate: Lending largely unchanged at £2.3 billion. Portfolio currently weighted towards corporations with a large geographic footprint or substantial local operations. Diversified product mix.

●	Personal: Minor exposure, largely comprised of lending of £26 million.

●	Contingent liabilities and commitments: Amounted to £3.5 billion, of which £2.4 billion corporate customers.
Greece: Primarily legacy government bond positions.
●	Central and local government: AFS debt securities of £733 million after impairment of £733 million. HFT long and short positions of £276 million and £28 million respectively.

●	Other banks and financial institutions: Exposure to leading Greek banks, consisting of derivatives, generally cash collateralised, and reverse repos, totalling £188 million.

●
Corporate: Lending, including short and long-term committed facilities, amounting to £421 million. Focus on investment-grade borrowers, across a range of sectors, including industrial, energy and utilities.

●	Personal: Limited exposure - lending of £15 million.

●	Contingent liabilities and commitments: Amounted to £165 million, of which £154 million corporate customers.

* not reviewed

Appendix 3 Additional risk management disclosures (continued)

Country risk (continued)

Key points* (continued)

Portugal: Modest exposure overall.

●	Central and local government: HFT long and short positions of £76 million and £109 million respectively. AFS bonds of £71 million (AFS reserves of £48 million).

●	Other banks and financial institutions: Exposure principally to the four largest local institutions, comprising sovereign CDS. Lending totalled £48 million.

●	Corporate: Lending of £585 million.

●	Personal: Negligible exposure.

●	Contingent liabilities and commitments: Amounted to £362 million, of which £353 million corporate customers.

CDS referencing sovereign exposures

●
CDS positions are managed by the Credit Flow desk in GBM, who acts as a market maker for CDS across a wide range of names from sovereigns to corporate, as well as indices. RBS's net mark-to-market exposure to CDSs referencing peripheral eurozone sovereigns is small. In addition trades are collateralised with appropriate levels of variation margin applied on a daily basis. It is anticipated that sovereign CDS trades will become available for clearing on the   Intercontinental Exchange in coming months.

* not reviewed

Appendix 3 Additional risk management disclosures

Country risk:  Summary*

	30 June 2011
							of which: central and local government
	Republic of Ireland (ROI)	Spain	Italy	Greece	Portugal	Total	Republic of Ireland (ROI)	Spain	Italy	Greece	Portugal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Lending	43,511	8,477	3,552	491	683	56,714	53	20	7	10	45	135
HFT debt securities (net)	465	(839)	2,046	250	5	1,927	44	(997)	1,833	248	(33)	1,095
AFS and LAR debt securities	531	7,227	1,817	733	223	10,531	93	91	955	733	71	1,943
Derivatives and reverse repos	2,267	2,004	2,222	212	355	7,060	10	25	60	2	21	118

Total - debt and derivatives	46,774	16,869	9,637	1,686	1,266	76,232	200	(861)	2,855	993	104	3,291

Contingent liabilities and commitments	3,681	2,606	3,493	165	362	10,307	2	31	7	-	-	40

CDS asset							530	488	558	1,452	833	3,861
CDS liability							539	482	511	1,392	839	3,763

Lending maturity
- ≤ 1 year							-	20	-	-	45	65
- 1-5 years							22	-	7	10	-	39
- > 5 years							31	-	-	-	-	31

AFS debt security maturity
- ≤ 1 year							4	50	-	-	-	54
- 1-5 years							-	41	51	25	-	117
- > 5 years							89	-	904	708	71	1,772

* not reviewed

Appendix 3 Additional risk management disclosures

Country risk:  Summary* (continued)

	31 December 2010
							of which: central and local government
	ROI	Spain	Italy	Greece	Portugal	Total	ROI	Spain	Italy	Greece	Portugal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Lending	43,189	7,651	3,719	303	766	55,628	61	19	45	14	86	225
HFT debt securities (net)	411	46	2,082	81	-	2,620	8	(67)	1,946	81	(51)	1,917
AFS and LAR debt securities	921	7,085	1,769	895	245	10,915	104	88	906	895	92	2,085
Derivatives and reverse repos	2,940	2,047	2,030	203	393	7,613	20	53	71	7	29	180

Total - debt and derivatives	47,461	16,829	9,600	1,482	1,404	76,776	193	93	2,968	997	156	4,407

Contingent liabilities and commitments	4,311	2,883	3,853	162	734	11,943	1	1	6	7	211	226

CDS asset							360	436	641	854	471	2,762
CDS liability							387	435	551	871	460	2,704

Lending maturity
- ≤ 1 year							9	-	8	-	86	103
- 1-5 years							24	19	37	14	-	94
- > 5 years							28	-	-	-	-	28

AFS debt security maturity
- ≤ 1 year							4	49	-	35	-	88
- 1-5 years							-	-	-	32	-	32
- > 5 years							100	39	906	828	92	1,965

* not reviewed

Appendix 3 Additional risk management disclosures (continued)

Country risk: Lending*

	30 June 2011										31 December 2010
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total	REIL	Provisions	Provision coverage	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m	£m	£m

ROI	53	1,557	75	384	20,669	20,773	43,511	12,483	6,586	53	61	2,119	87	813	19,881	20,228	43,189
Spain	20	13	1,167	30	6,842	405	8,477	1,717	662	39	19	5	166	92	6,962	407	7,651
Italy	7	81	724	397	2,317	26	3,552	270	18	7	45	78	668	418	2,483	27	3,719
Greece	10	9	3	33	421	15	491	310	210	68	14	36	18	31	188	16	303
Portugal	45	-	48	-	585	5	683	-	-	-	86	-	63	-	611	6	766

	135	1,660	2,017	844	30,834	21,224	56,714	14,870	7,476	51	225	2,238	1,002	1,354	30,125	20,684	55,628

Held-for-trading debt securities (net)

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	44	79	266	76	465	8	247	115	41	411
Spain	(997)	(28)	64	122	(839)	(67)	46	33	34	46
Italy	1,833	69	51	93	2,046	1,946	52	49	35	2,082
Greece	248	(1)	-	3	250	81	-	-	-	81
Portugal	(33)	21	17	-	5	(51)	44	3	4	-

	1,095	140	398	294	1,927	1,917	389	200	114	2,620

* not reviewed

Appendix 3 Additional risk management disclosures (continued)

Country risk: HFT debt securities - long positions

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	84	85	302	76	547	93	292	116	41	542
Spain	1,138	213	66	146	1,563	1,172	164	33	34	1,403
Italy	7,012	174	64	133	7,383	5,113	68	49	35	5,265
Greece	276	-	-	3	279	118	-	-	-	118
Portugal	76	25	17	-	118	68	46	3	4	121

	8,586	497	449	358	9,890	6,564	570	201	114	7,449

HFT debt securities - short positions

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	40	6	36	-	82	85	45	1	-	131
Spain	2,135	241	2	24	2,402	1,239	118	-	-	1,357
Italy	5,179	105	13	40	5,337	3,167	16	-	-	3,183
Greece	28	1	-	-	29	37	-	-	-	37
Portugal	109	4	-	-	113	119	2	-	-	121

	7,491	357	51	64	7,963	4,647	181	1	-	4,829

Appendix 3 Additional risk management disclosures (continued)

Country risk: Available-for-sale (AFS) and loans and receivables (LAR) debt securities

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	93	205	99	134	531	104	429	204	184	921
Spain	91	4,928	1,847	361	7,227	88	4,829	1,767	401	7,085
Italy	955	1	177	684	1,817	906	9	175	679	1,769
Greece	733	-	-	-	733	895	-	-	-	895
Portugal	71	102	5	45	223	92	106	4	43	245

	1,943	5,236	2,128	1,224	10,531	2,085	5,373	2,150	1,307	10,915

The table above includes LAR of £828 million (31 December 2010 - £901 million) of which £594 million (31 December 2010 - £599 million) relates to bonds issued by Italian and Irish corporates and the rest to other financial institutions of Italy, Republic of Ireland and Spain.

AFS reserves relating to debt securities (gross and net of tax)

	30 June 2011						31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	AFS reserves (gross)	AFS reserves (net)	Central and local government	Banks	Other financial institutions	Corporate	AFS reserves (gross)	AFS reserves (net)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	(57)	(44)	(1)	2	(100)	(75)	(41)	(49)	(2)	-	(92)	(74)
Spain	(49)	(737)	(454)	(3)	(1,243)	(921)	(60)	(733)	(481)	(2)	(1,276)	(939)
Italy	(90)	-	-	(15)	(105)	(79)	(103)	-	(12)	-	(115)	(86)
Greece	-	-	-	-	-	-	(694)	-	-	-	(694)	(517)
Portugal	(48)	(28)	-	-	(76)	(57)	(26)	(23)	-	-	(49)	(36)

	(244)	(809)	(455)	(16)	(1,524)	(1,132)	(924)	(805)	(495)	(2)	(2,226)	(1,652)

Appendix 3 Additional risk management disclosures (continued)

Country risk: Derivatives and reverse repos*

	30 June 2011						31 December 2010
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Total	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	10	228	828	757	444	2,267	20	126	1,523	837	434	2,940
Spain	25	-	1,554	10	415	2,004	53	-	1,482	22	490	2,047
Italy	60	-	1,053	691	418	2,222	71	-	782	759	418	2,030
Greece	2	-	186	2	22	212	7	-	167	3	26	203
Portugal	21	-	247	42	45	355	29	-	307	7	50	393

	118	228	3,868	1,502	1,344	7,060	180	126	4,261	1,628	1,418	7,613

Contingent liabilities and commitments*

	30 June 2011						31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Personal	Total	Central and local government	Banks	Other financial institutions	Corporate	Personal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	2	53	818	2,232	576	3,681	1	83	1,050	2,633	544	4,311
Spain	31	65	255	2,198	57	2,606	1	41	285	2,494	62	2,883
Italy	7	44	1,053	2,376	13	3,493	6	161	1,217	2,456	13	3,853
Greece	-	1	-	154	10	165	7	1	3	141	10	162
Portugal	-	1	-	353	8	362	211	2	1	512	8	734

	40	164	2,126	7,313	664	10,307	226	288	2,556	8,236	637	11,943

* not reviewed

Appendix 3 Additional risk management disclosures

Loans, REIL and impairments by industry and geography
The tables below analyse loans and advances (excluding reverse repos and disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m
30 June 2011

Group
Central and local government	8,081	-	-	-	-	-	-	-
Finance - banks	53,264	155	133	0.3	86	0.2	-	-
- other	52,583	1,088	677	2.1	62	1.3	15	52
Residential mortgages	149,909	5,127	1,284	3.4	25	0.9	670	274
Personal lending	35,453	3,279	2,628	9.2	80	7.4	303	573
Property	87,401	21,953	8,911	25.1	41	10.2	2,395	415
Construction	11,595	1,757	694	15.2	39	6.0	(73)	118
Manufacturing	30,361	1,274	562	4.2	44	1.9	85	30
Service industries and business activities
- retail, wholesale and repairs	24,721	1,074	536	4.3	50	2.2	80	66
- transport and storage	21,692	527	148	2.4	28	0.7	49	22
- health, education and recreation	18,254	1,202	413	6.6	34	2.3	146	37
- hotels and restaurants	9,480	1,611	663	17.0	41	7.0	195	43
- utilities	9,497	89	25	0.9	28	0.3	1	-
- other	30,094	2,173	1,138	7.2	52	3.8	523	205
Agriculture, forestry and fishing	3,914	152	62	3.9	41	1.6	(27)	3
Finance leases and instalment credit	16,273	889	531	5.5	60	3.3	68	92
Interest accruals	891	-	-	-	-	-	-	-
Latent	-	-	2,354	-	-	-	(295)	-

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

of which:
UK
- residential mortgages	105,259	2,222	407	2.1	18	0.4	124	12
- personal lending	22,563	2,927	2,395	13.0	82	10.6	336	461
- property	63,766	8,227	2,847	12.9	35	4.5	830	162
- other	178,726	5,735	3,424	3.2	60	1.9	239	439
Europe
- residential mortgages	20,864	2,140	654	10.3	31	3.1	337	2
- personal lending	2,806	216	178	7.7	82	6.3	(80)	27
- property	18,273	13,018	5,826	71.2	45	31.9	1,570	170
- other	50,711	5,004	3,106	9.9	62	6.1	637	48
US
- residential mortgages	23,113	740	214	3.2	29	0.9	209	260
- personal lending	8,614	134	53	1.6	40	0.6	47	82
- property	3,854	360	97	9.3	27	2.5	(46)	63
- other	36,908	610	1,053	1.7	173	2.9	(82)	40
RoW
- residential mortgages	673	25	9	3.7	36	1.3	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	1,508	348	141	23.1	41	9.4	41	20
- other	24,355	642	353	2.6	55	1.4	(27)	141

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
31 December 2010

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m
30 June 2011

Core
Central and local government	6,574	-	-	-	-	-	-	-
Finance - banks	52,619	145	132	0.3	91	0.3	-	-
- other	47,545	777	531	1.6	68	1.1	130	18
Residential mortgages	144,400	4,629	1,000	3.2	22	0.7	422	118
Personal lending	32,224	2,968	2,380	9.2	80	7.4	320	502
Property	44,539	3,749	943	8.4	25	2.1	124	59
Construction	8,525	812	271	9.5	33	3.2	100	84
Manufacturing	24,068	546	259	2.3	47	1.1	21	22
Service industries and business activities
- retail, wholesale and repairs	22,123	667	315	3.0	47	1.4	92	48
- transport and storage	15,243	247	45	1.6	18	0.3	23	19
- health, education and recreation	16,707	576	177	3.4	31	1.1	53	14
- hotels and restaurants	8,028	976	345	12.2	35	4.3	112	19
- utilities	7,487	20	-	0.3	-	-	(1)	-
- other	25,128	1,070	638	4.3	60	2.5	407	72
Agriculture, forestry and fishing	3,791	81	24	2.1	30	0.6	(29)	3
Finance leases and instalment credit	8,353	194	124	2.3	64	1.5	20	40
Interest accruals	715	-	-	-	-	-	-	-
Latent	-	-	1,568	-	-	-	(132)	-

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

of which:
UK
- residential mortgages	103,689	2,168	397	2.1	18	0.4	119	11
- personal lending	22,205	2,723	2,210	12.3	81	10.0	326	458
- property	36,584	2,747	586	7.5	21	1.6	77	42
- other	153,718	3,078	1,814	2.0	59	1.2	231	293
Europe
- residential mortgages	20,224	1,956	514	9.7	26	2.5	224	2
- personal lending	2,234	146	125	6.5	86	5.6	(23)	12
- property	5,483	826	281	15.1	34	5.1	37	-
- other	37,702	2,576	1,829	6.8	71	4.9	568	15
US
- residential mortgages	20,020	481	80	2.4	17	0.4	79	105
- personal lending	6,315	97	43	1.5	44	0.7	17	29
- property	2,228	127	38	5.7	30	1.7	10	17
- other	34,157	304	638	0.9	210	1.9	29	28
RoW
- residential mortgages	467	24	9	5.1	38	1.9	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	244	49	38	20.1	78	15.6	-	-
- other	21,329	153	148	0.7	97	0.7	(32)	3

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
31 December 2010

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m
30 June 2011

Non-Core
Central and local government	1,507	-	-	-	-	-	-	-
Finance - banks	645	10	1	1.6	10	0.2	-	-
- other	5,038	311	146	6.2	47	2.9	(115)	34
Residential mortgages	5,509	498	284	9.0	57	5.2	248	156
Personal lending	3,229	311	248	9.6	80	7.7	(17)	71
Property	42,862	18,204	7,968	42.5	44	18.6	2,271	356
Construction	3,070	945	423	30.8	45	13.8	(173)	34
Manufacturing	6,293	728	303	11.6	42	4.8	64	8
Service industries and business activities
- retail, wholesale and repairs	2,598	407	221	15.7	54	8.5	(12)	18
- transport and storage	6,449	280	103	4.3	37	1.6	26	3
- health, education and recreation	1,547	626	236	40.5	38	15.3	93	23
- hotels and restaurants	1,452	635	318	43.7	50	21.9	83	24
- utilities	2,010	69	25	3.4	36	1.2	2	-
- other	4,966	1,103	500	22.2	45	10.1	116	133
Agriculture, forestry and fishing	123	71	38	57.7	54	30.9	2	-
Finance leases and instalment credit	7,920	695	407	8.8	59	5.1	48	52
Interest accruals	176	-	-	-	-	-	-	-
Latent	-	-	786	-	-	-	(163)	-

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

of which:
UK
- residential mortgages	1,570	54	10	3.4	19	0.6	5	1
- personal lending	358	204	185	57.0	91	51.7	10	3
- property	27,182	5,480	2,261	20.2	41	8.3	753	120
- other	25,008	2,657	1,610	10.6	61	6.4	8	146
Europe
- residential mortgages	640	184	140	28.8	76	21.9	113	-
- personal lending	572	70	53	12.2	76	9.3	(57)	15
- property	12,790	12,192	5,545	95.3	45	43.4	1,533	170
- other	13,009	2,428	1,277	18.7	53	9.8	69	33
US
- residential mortgages	3,093	259	134	8.4	52	4.3	130	155
- personal lending	2,299	37	10	1.6	27	0.4	30	53
- property	1,626	233	59	14.3	25	3.6	(56)	46
- other	2,751	306	415	11.1	136	15.1	(111)	12
RoW
- residential mortgages	206	1	-	0.5	-	-	-	-
- personal lending	-	-	-	-	-	-	-	-
- property	1,264	299	103	23.7	34	8.1	41	20
- other	3,026	489	205	16.2	42	6.8	5	138

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
31 December 2010

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by division
The table below analyses the Group's loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, write-offs and coverage ratios by division.
	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	£m	£m

30 June 2011
UK Retail	110,770	4,622	135	4,757	2,672	58	4.3	402	457
UK Corporate	110,893	4,761	157	4,918	1,902	40	4.4	322	332
Wealth	19,626	185	52	237	69	37	1.2	8	6
Global Transaction Services	23,074	309	1	310	216	70	1.3	74	11
Ulster Bank	39,450	5,116	-	5,116	2,401	47	13.0	730	21
US Retail & Commercial	48,020	929	-	929	484	52	1.9	139	170

Retail & Commercial	351,833	15,922	345	16,267	7,744	49	4.6	1,675	997
Global Banking & Markets	112,310	1,535	9	1,544	1,008	66	1.4	(13)	21
RBS Insurance and other	3,926	-	-	-	-	-	-	-	-

Core	468,069	17,457	354	17,811	8,752	50	3.8	1,662	1,018
Non-Core	95,394	24,893	127	25,020	12,007	48	26.2	2,473	912

	563,463	42,350	481	42,831	20,759	49	7.6	4,135	1,930

31 December 2010
UK Retail	108,813	4,620	175	4,795	2,741	59	4.4	1,160	1,135
UK Corporate	111,744	3,967	221	4,188	1,732	44	3.7	761	349
Wealth	18,350	223	38	261	66	30	1.4	18	9
Global Transaction Services	17,484	146	6	152	147	101	0.9	8	49
Ulster Bank	39,786	3,619	2	3,621	1,633	45	9.1	1,161	48
US Retail & Commercial	48,661	913	-	913	505	55	1.9	483	547

Retail & Commercial	344,838	13,488	442	13,930	6,824	51	4.0	3,591	2,137
Global Banking & Markets	122,054	1,719	31	1,750	1,042	61	1.4	146	87
RBS Insurance and other	2,741	-	-	-	-	-	-	-	-

Core	469,633	15,207	473	15,680	7,866	52	3.3	3,737	2,224
Non-Core	109,206	23,391	160	23,551	10,316	44	21.6	5,407	3,818

	578,839	38,598	633	39,231	18,182	47	6.8	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	29,429	15	6,538	-	35,982	17,876	-	18,106	-
RMBS: covered bond	141	214	8,871	-	9,226	-	-	9,226	-
RMBS: prime	1,457	3,451	1,997	379	7,284	1,461	28	5,689	106
RMBS: non-conforming	994	2,029	85	-	3,108	516	-	1,214	1,378
RMBS: sub-prime	753	613	149	207	1,722	1,057	-	470	195
CMBS	2,467	1,755	916	46	5,184	2,668	-	1,100	1,416
CDOs	11,663	85	503	-	12,251	7,764	-	4,392	95
CLOs	5,002	122	841	1	5,966	1,153	-	4,488	325
Other ABS	2,603	1,679	2,313	1,340	7,935	1,749	-	3,630	2,556

	54,509	9,963	22,213	1,973	88,658	34,244	28	48,315	6,071

Carrying value
RMBS: G10 government	29,826	15	6,104	-	35,945	17,967	-	17,978	-
RMBS: covered bond	144	214	7,814	-	8,172	-	-	8,172	-
RMBS: prime	1,279	3,141	1,731	378	6,529	1,253	1	5,178	97
RMBS: non-conforming	848	1,876	85	-	2,809	428	-	1,004	1,377
RMBS: sub-prime	600	298	121	189	1,208	685	-	336	187
CMBS	2,320	1,416	701	45	4,482	2,161	-	993	1,328
CDOs	3,119	54	312	-	3,485	1,367	-	2,024	94
CLOs	4,529	84	631	1	5,245	814	-	4,147	284
Other ABS	2,351	929	2,190	1,312	6,782	961	-	3,375	2,446

	45,016	8,027	19,689	1,925	74,657	25,636	1	43,207	5,813

Net exposure
RMBS: G10 government	29,826	15	6,104	-	35,945	17,967	-	17,978	-
RMBS: covered bond	144	214	7,814	-	8,172	-	-	8,172	-
RMBS: prime	1,048	3,129	1,406	378	5,961	691	1	5,172	97
RMBS: non-conforming	845	1,877	85	-	2,807	426	-	1,004	1,377
RMBS: sub-prime	113	298	113	164	688	174	-	327	187
CMBS	1,368	1,414	573	45	3,400	1,138	-	952	1,310
CDOs	1,087	29	304	-	1,420	856	-	470	94
CLOs	1,251	84	630	1	1,966	811	-	871	284
Other ABS	2,026	810	2,190	1,312	6,338	617	-	3,376	2,345

	37,708	7,870	19,219	1,900	66,697	22,680	1	38,322	5,694

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary